April 21, 2020

Zhanchang Xin
Chief Executive Officer
Qilian International Holding Group Ltd
Jiuquan Economic and Technological Development Zone
Jiuquan City, Gansu Province
People's Republic of China

       Re: Qilian International Holding Group Ltd
           Amendment No. 3 to Registration Statement on Form F-1
           Filed April 8, 2020
           File No. 333-234460

Dear Mr. Xin:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-1

Note 1 - Organization and Description of Business, page F-6

1. We note that you have revised your Gansu QLS ownership disclosure through March 31,
       2020. Please have your auditors include this note in their dual dated note of their audit opinion, or revise such disclosure to match the existing dates of your audited financial statements.
General

2. Please revise to provide a properly dated consent from the independent registered public accountant in this filing, and any future amendments.
 Zhanchang Xin
Qilian International Holding Group Ltd
April 21, 2020
Page 2

       You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551-3474 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameZhanchang Xin                           Sincerely,
Comapany NameQilian International Holding Group Ltd
                                                          Division of
Corporation Finance
April 21, 2020 Page 2                                     Office of Life
Sciences
FirstName LastName